Exhibit 99.1

Telesat Canada Announces Proposed Secured Notes Offering

OTTAWA, CANADA, April 13, 2021 – Telesat Canada (“Telesat”) today announced that, together with Telesat LLC, as co-issuer, it intends to issue US$500 million of senior secured notes due 2026 (the “Senior Secured Notes”) secured by a first priority lien on the collateral that secures Telesat’s existing credit agreement and existing 4.875% senior secured notes due 2027.

Telesat intends to use the net proceeds from the proposed offering of Senior Secured Notes (the “Offering”) to fund additional investment into one or more unrestricted subsidiaries for the development of Telesat Lightspeed, Telesat’s Low Earth Orbit (LEO) satellite network, for the payment of fees and expenses related to the Offering, and if the funding needs of Telesat Lightspeed are less than currently anticipated, for general corporate purposes.

The Senior Secured Notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The Senior Secured Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act or other applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. Any offers of the Senior Secured Notes will be made only by means of a private offering memorandum. No assurance can be made that the Senior Secured Notes will be issued.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ”forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “future”, expected”, “continuing”, “plans” and “will” , or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 which can be obtained on the SEC website at https://www.sec.gov/Archives/edgar/data/0001465191/000121390021013340/f20f2020_telesatcanada.htm.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, the anticipated use of proceeds of the Offering, volatility in exchange rates, risks and expense associated with becoming a publicly listed company the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its global priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho

Telesat

+1 (613) 748-8828

ir@telesat.com.